Exhibit 99.1

Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

December 24, 2014	TSX: TMM, NYSE.MKT: TGD

NEWS RELEASE

Timmins Gold announces extension of Credit Facility with Sprott Resource Lending Partnership

Vancouver, BC - Timmins Gold Corp. (TSX:TMM, NYSE.MKT:TGD) is pleased to report that it has agreed with Sprott Resource Lending Partnership (the “Lender”) to an extension to the term of its existing CDN$13 million credit facility. The extension is subject to final documentation.

The new credit agreement will have a term of 12 months from January 1, 2015. Interest remains payable at the rate of 9% per annum. Payment of the principal amount outstanding will be made at the end of the term. In consideration of the extension, the Company shall pay a bonus to Sprott on the Extension Date in the amount of CDN$130,000 (the “Extension Bonus”) payable at the option of the Company with 2 business days notice, in either (i) the USD equivalent in cash, or (ii) in common shares of the Company at a deemed price equal to a 5% discount to the five day volume weighted average trading price on the TSX for the five trading days immediately prior to the Extension Date. Any shares issued shall be subject to a four month hold period.

“The extension of our credit agreement allows Timmins Gold to retain a strong cash balance and financial flexibility and will allow us to advance our projects, including the recently acquired Caballo Blanco project.” stated Bruce Bragagnolo, CEO of Timmins Gold Corp. “We are pleased to continue our excellent relationship with Sprott Lending.”

About Timmins Gold

Timmins Gold is in commercial gold production at its wholly owned San Francisco Gold Property in Sonora, Mexico. The mine is an open pit heap leach operation from which Timmins Gold has projected production of 115,000 to 125,000 ounces of gold in 2014 at a cash cost of $800 per ounce.

For further information:

Bruce Bragagnolo, LLB	Alex P. Tsakumis
Chief Executive Officer	Vice President, Corporate Development
604-638-8980	604-638-8976
bruce@timminsgold.com	alex@timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.